Mail Stop 4631

                                                           June 8, 2018

Yun Cai
President
Tiburon International Trading Corp.
Xinkaicun, group 5, Weizigouzhen, Jiutai
Changchun, Jilin province, China 130519

       Re:      Tiburon International Trading Corp.
                Amendment No. 1 to Registration Statement on Form S-1 Filed May 25, 2018
                File No. 333-223568

Dear Mr. Cai:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2018 letter.

Government and Industry Regulation, page 16

   1. We note your response to comment 5. Please expand your disclosure to discuss the various U.S. and Chinese regulations specifically related to your business and offering.
      For example, please disclose whether there are any specific regulatory requirements affecting access to the funds raised in this offering or regulations related to currency conversion restrictions.
 Yun Cai
Tiburon International Trading Corp.
June 8, 2018
Page 2

        You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or me at (202) 551-3412 with any other questions.


                                                           Sincerely,

                                                           /s/ Amanda Ravitz

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction